INTERNATIONAL SEAWAYS, INC.	600 Third Avenue 39th Floor New York, NY 10016 USA	Tel: +1 212-251-1199 Fax: +1 212-251-1180 Cell: +1 917-703-1530 E-mail: jsmall@intlseas.com	James D. Small III Chief Administrative Officer, Senior Vice President, Secretary & General Counsel

December 12, 2017

Cecelia Blye, Chief
Office of Global Security Risk
 Division of Corporation Finance
United States Securities and Exchange Commission
 Washington, DC  20549-7010

RE:	International Seaways, Inc. Form 10-K for the Year Ended December 31, 2016 Filed March 31, 2017 File No. 1-37836

Dear Ms. Blye:

We have reviewed your letter dated November 15, 2017 (the "Comment Letter") to Lois K. Zabrocky, President and Chief Executive Officer of International Seaways, Inc. ("INSW" or the "Company") setting forth the request of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") for supplemental information to better understand certain disclosures made in INSW's Annual Report on Form 10-K for the year ended December 31, 2016 (the "2016 Form 10-K").  Set forth below are the Company's responses to the comments contained in the Comment Letter.  The Staff's comments, reproduced in bold text, are followed by responses on behalf of the Company.  The responses to the Staff's comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Based on our review, we respond as follows:

SEC Comment

Risk Factors

The Company's vessels may be directed to call on ports located in countries that are subject to restrictions imposed by the U.S. government, the U.N. or the E.U., which could negatively affect the trading price of the Company's common shares, page 29.

1. You state that from time to time, your vessels "have called and may again call" on ports located in countries identified as state sponsors of terrorism, and/or operated by sanctioned persons. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, charterers, pool managers or other direct or indirect arrangements, since Overseas Shipholding Group, Inc.'s letter to us dated January 17, 2014. You should describe any goods or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments or those countries or entities they control.

INSW Response

1. As noted in your comment, Overseas Shipholding Group, Inc. ("OSG") sent to you a letter dated January 17, 2014 (the "2014 Response") in which OSG provided, among other information, updated information concerning OSG's contacts with Sudan and Syria through January 17, 2014 (the "2014 Response Date").  This letter supplements the 2014 Response with respect to Sudan and Syria.

Since the 2014 Response Date, no INSW vessel has called on ports in Sudan or Syria.

 Since the 2014 Response Date, INSW has had no contacts with Sudan or Syria and does not anticipate contacts with such countries, whether through subsidiaries, affiliates, charterers or other direct or indirect arrangements, except to the extent that U.S. sanctions regimes permit such contacts.  INSW has had no agreements, commercial arrangements or other contacts with the governments of Sudan or Syria, or entities controlled by the government of any of these countries, since the 2014 Response Date.

In response to the Staff's inquiry regarding potential contact by pool managers with Syria or Sudan, INSW contacted the managers of each of the eight commercial pools that currently provide commercial management services in respect of certain of the Company's vessels.  Only one of those pools is a U.S. entity, and INSW does not have a controlling stake in any of the pools in which it participates.  The pool managers do not in the ordinary course of business provide to INSW information about individual voyages of INSW vessels contributed to a pool.  However, in response to our questions each of those pool managers confirmed that INSW's vessels have not made calls in Sudan or Syria since the 2014 Response Date.

Similarly, while the pools do not, in the ordinary course, disclose specific commercial information about vessels owned by other pool participants, upon on our request for information regarding any such voyages that may have occurred during periods in which we participated in the respective pools, we were advised that, during such periods, (1) in February 2016, one of the pools in which we participate ("Pool 1") chartered a non-INSW vessel to a third party that delivered palm oil (a food product) to Sudan and (2) another of the pools in which we participate ("Pool 2") chartered four non-INSW vessels to third parties during the period from 2015-2017, which delivered (a) in November 2015, gasoil to Sudan, (b) in October 2016, sunflower oil (a food product) to Sudan, (c) in August 2017, fuel oil to Sudan, and (d) in September 2017, sunflower oil to Sudan.  Pool 1 derived revenues of less than $150,000 in 2016, while Pool 2 derived revenues of approximately $678,000 in 2015, $143,000 in 2016 and $742,000 (in aggregate) in 2017 (to date) from these voyages.  In each case, INSW's indirectly derived portion of revenue distributed by the pool pursuant to the relevant pool agreement would have been a smaller percentage of the aggregate revenues derived from such voyages, as INSW's vessels represent only 60% of the vessels managed by Pool 1 and fewer than 5% of the vessels managed by Pool 2.  Neither Pool 1 nor Pool 2 is a U.S. entity.

As a result of this absence of contacts with Sudan and Syria, INSW made no specific references to these countries in its risk factor disclosure in the 2016 Form 10-K relating to countries subject to restrictions imposed by the U.S. government.

SEC Comment

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

INSW Response

2. As noted above, INSW had no direct contacts with Sudan or Syria since the 2014 Response Date.  INSW did not directly or indirectly derive any revenues associated with Syria in that period, and indirectly derived revenues representing less than 0.1% of the Company's 2015, 2016 and 2017 (to date) revenues, respectively, from the voyages described above.

* * *

INSW acknowledges that:

•	INSW is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	INSW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

/s/James D. Small III
James D. Small III

cc:  Anne Nguyen Parker
        Assistant Director, Division of Corporation Finance

      Lois K. Zabrocky
President & CEO, International Seaways

Audit Committee (International Seaways)

Daniel E. Waltz
Squire Patton Boggs LLP

Jeffrey D. Karpf
Cleary Gottlieb Steen & Hamilton LLP